AMENDMENT TO THE BY-LAWS OF

NORTHWESTERN MUTUAL SERIES FUND, INC.

Adopted Effective November 28, 2018

Effective November 28, 2018, Article V, Section 5.06 of the Series Fund By-laws is amended to add the following sentence to the end of such section:

“Any Assistant Vice President may exercise such powers and perform such duties as the President or Board of Directors may assign.”